SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2005

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F  X   Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

Yes ___  No  X

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The following are included in this report of Form 6-K:

Exhibit

Description

A

Press Release dated April 12, 2005

B

Press Release dated April 19, 2005

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EXHIBIT A

SAPIENS INSIGHT™ FOR PROPERTY & CASUALTY DRIVES
ONEBEACON’S NEW SEGMENTED PERSONAL INSURANCE PRODUCTS

-- Sapiens’ Business Rules Web-enabled Solution Means Speed to Market --

Research Triangle Park, N.C., (April 12, 2005) - Sapiens International Corporation, N.V. (NASDAQ and TASE: SPNS), today announced live production of its innovative policy administration solution, Sapiens INSIGHTTM for Property & Casualty, at OneBeacon Insurance Group for its Personal Lines business. This deployment follows the successful implementation of the Commercial Lines module of the same application for OneBeacon’s Small Business segment in 2003. This event represents another successful milestone for OneBeacon’s delivery of cost effective, flexible product and technology platforms to support its various lines of insurance.  Moreover, OneBeacon’s Personal Lines group achieved its business goal of quickly bringing highly segmented insurance products to market, thereby enhancing the company’s foundation for growth and more effectively servicing its independent agency partners and policyholders.

Sapiens INSIGHT™ for Property & Casualty is a Web-based, integrated Personal and Commercial lines policy administration solution, built with Sapiens’ eMerge™ Business Rules Technology, that allows carriers to write more profitable business through cost and risk reduction and to serve customer needs more completely.  The solution allows insurers to quickly react in today’s fast-paced business environment by providing business rule management and insurance product configuration capabilities that help carriers “go live” more quickly.  By using both ISO-based and proprietary lines of insurance, carriers can rapidly adapt and expand these offerings based on market opportunities.

“Our product management team has created a family of highly segmented products that we began introducing last Spring,” said Alex Archimedes, Senior Vice President of OneBeacon Personal Lines. “So far, our OneChoice Auto product is gaining tremendous market acceptance and praise from our independent agents. Sapiens INSIGHT™ for Property & Casualty was a very good solution for us and critical to our successful launch of our new products.”

"Two years ago, we embarked on a strategy to improve the processing platforms for all of our lines of business,” said Mike Natan, CIO of OneBeacon. "We have accomplished our goals and have realized significant improvements in service and quality, while reducing the total ownership cost of our systems.  Our internal teams partnered with the Sapiens staff and together continue to accomplish extraordinary work.”

"Sapiens is pleased to have partnered with OneBeacon in the realization of its business and technical strategy,” said Steven Bessellieu, President of Sapiens Americas. “We are continuing our efforts to provide the insurance industry with the most cost effective and agile solutions on the market today.  When coupled with our team’s industry expertise and dedication, our reputation for delivering innovative solutions on time and within budget continues to grow."

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About OneBeacon Insurance Group

Headquartered in Boston, Massachusetts, OneBeacon Insurance Group offers a wide range of specialty, personal and commercial insurance products and services sold primarily through select independent agents. OneBeacon is one of the oldest property and casualty insurers in the United States, tracing its roots to 1831 and the Potomac Fire Insurance Company.  The Company’s specialty businesses provide customized coverages to certain niche markets including ocean marine, professional liability and agribusiness, among others. OneBeacon serves personal insurance customers and small-to-midsized businesses through a variety of highly segmented products.

OneBeacon Insurance Group is wholly owned by White Mountains Insurance Group, Ltd. of Hamilton, Bermuda. White Mountains' principal businesses are conducted through its subsidiaries and affiliates in the business of property-casualty insurance and reinsurance. The company is publicly traded on the New York Stock Exchange and the Bermuda Stock Exchange under the symbol "WTM".

About Sapiens

Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of Formula Group (NASDAQ: FORTY and TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Prudential, Abbey National, ING, and Occidental Fire & Casualty among others. For more information, please visit http://www.sapiens.com.

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FOR ADDITIONAL INFORMATION

Mary Onate
Sapiens Americas
Tel: +1 919-405-1588
e-Mail: mary.o@sapiens.com

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, specific system configurations and software needs of individual customers and other risk factors detailed in the Company’s SEC filings.

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EXHIBIT B

SAPIENS INSIGHT™ FOR REINSURANCE LAUNCHED IN THE U.S.

New insurance solution integrates management of ceded and assumed reinsurance

RESEARCH TRIANGLE PARK, NC – APRIL 19, 2005 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a leading global provider of insurance business solutions, announced today, at the 2005 Risk and Insurance Management Society (RIMS) conference being held in Philadelphia, the U.S. release of Sapiens INSIGHT™ for Reinsurance, a new component of the Sapiens INSIGHT™ suite of insurance solutions.

Sapiens INSIGHT™ for Reinsurance supports carriers and reinsurers in the management of ceded and assumed reinsurance including proportional and non-proportional treaties, facultative contracts, and finite risk agreements.  Leveraging Sapiens’ pioneering eMerge™ Business Rules Technology, Sapiens INSIGHT™ for Reinsurance is based on ACORD standards and XML technology.  It is designed to support both multi-currency and multi-lingual processing, and accommodates multi-company corporate structures.  The solution currently supports commercial and personal lines.  Life product support is planned to be available in a year-end 2005 release.

Already implemented in its first production client, this state-of-the-art, web-enabled solution streamlines and reduces the cost of handling reinsurance business functions through automation and integration of business rules.  In addition, business users may dynamically alter the behavior of the solution in response to market changes, corporate and stakeholder needs.

“We are pleased to introduce this unique offering to the insurance marketplace.  Our solution provides the power and flexibility of business rules technology tightly integrated with a core Reinsurance application” said Steven Bessellieu, President of Sapiens Americas.  “This innovative reinsurance solution offers firms a solid business platform for managing the risks inherent in today’s fast-paced, ever changing, tightly regulated marketplace”.

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About Sapiens International

Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change.  Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency.  Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial, Abbey National, ING, and Occidental Fire & Casualty among others.  For more information, please visit http://www.sapiens.com.

FOR ADDITIONAL INFORMATION

Mary Onate
Sapiens Americas
Tel: +1 919-405-1588
e-Mail: mary.o@sapiens.com

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environments, changing economic conditions, risks in new product and service development, specific system configurations and software needs of individual customers and other risk factors detailed in the Company’s SEC filings.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  May 11, 2005

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and

Corporate Secretary

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